

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2013

Via Facsimile
Clay Newton
Principal Financial Officer
FX Energy, Inc.
3006 Highland Drive, Suite 206
Salt Lake City, Utah 84106

> **Re:** **FX Energy, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2012**
> **Filed March 14, 2013**
> **File No. 001-35012**

Dear Mr. Newton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Proved Reserves Disclosures, page 26

Internal Controls Over Reserve Estimates, page 26

1.     Please refer to Item 1202(a)(7) of Regulation S-K and expand the disclosure of the internal controls over your reserves estimation effort to present the qualifications of the technical person within the Company primarily responsible for overseeing the preparation of the Company's reserves estimates.

Proved and Probable Reserves, page 26

2.      Please refer to Item 1202(a)(5) of Regulation S-K and expand your disclosure to provide a cautionary statement to prospective investors regarding the different levels of uncertainty relating to the proved and probable reserves and PV-10 as presented.  Your statement for example should indicate the reserves and PV-10 relating to the different categories of proved and probable have not been adjusted for risk due to their uncertainty of recovery and thus are not comparable and should not be summed into total amounts.

Reserve Volumes and Values, page 28

3.      You disclose the sum of the proved plus probable reserves and the net present value discounted at 10% (PV-10) relating to an aggregation of the proved plus probable reserve quantities.  Please note the disclosure of aggregated estimates of proved and non-proved reserves information does not adhere to the presentation requirements set forth under Items 1202(a)(2)(i-vii) of Regulation S-K.  Please amend your filing on Form 10-K to exclude each instance in your filing that provides such disclosure.

4.      We note that you have provided disclosure of PV-10 for probable reserves.  Please revise to provide additional disclosure explaining the relevance and usefulness of PV-10 measures presented in your filing for probable reserves.  Your revised disclosure should also include a clear discussion of the risks associated with these PV-10 measures (e.g., address the degree of certainty regarding underlying cash flows for probable reserves) and should provide a discussion of the assumptions used by management in calculating these measures.  In addition, explain the limitations with regard to the comparability of PV-10 measures presented for probable reserves.  Alternatively, remove this disclosure from your filing.

5.      Please refer to Items 1202(a)(2)(iv-v) of Regulation S-K and expand the disclosure of your probable reserves to present or otherwise note the quantities of undeveloped and developed reserves.

6.      You state on page 28 and elsewhere on page 15 that your proved reserves were calculated using deterministic methods; however, we note the discussion in Exhibit 99.01 indicates the volumetric calculation of GIIP used in your reserves estimates was derived probabilistically.  Please tell us why you consider that your proved reserves were calculated using deterministic methods.

Wells and Acreage, page 29

7.      Please refer to Item 1208(b) of Regulation S-K and expand your disclosure to address the expiration of material amounts of acreage relating to your leases and concessions.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Liquidity and Capital Resources, page 56

8.    We note that a significant portion of your business activities are in Poland.  Please disclose the amount of cash and short term investments currently held by your foreign subsidiaries.  In addition, please provide disclosure indicating whether you intend to repatriate funds held by your foreign subsidiaries and explaining the potential tax impact of repatriation.  Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Notes to the Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Oil and Gas Properties, page F-11

9.    Please revise your disclosure regarding capitalized exploratory well costs to provide an aging by year of amounts that have been capitalized for periods greater than one year. Refer to FASB ASC 932-235-50-1Bb.

Note 8 – Income Taxes, page F-18

10.   We note from your disclosure that you recognized no income tax benefit from the losses generated during 2012, 2011, and 2010.  We further note your statement on page F-26 of your filing that "There is no tax provision because we are not likely to pay, and have not received any benefit from, any federal or local income taxes due to our operating losses." However, we note foreign net income was reported in 2012 and 2010 and your disclosure on page 24 indicates that the current tax regime in Poland is approximately 20% of taxable income.  Please tell us what is meant by "taxable income" in Poland and explain why no tax provision was recognized for years where positive foreign net income was reported.

11.   In connection with the preceding comment, please disclose the significant components of income tax expense or benefit for your domestic and foreign operations.  Refer to Rule 4-08(h)(1) of Regulation S-X.

12.   We note your statement that "Due to the full valuation allowance, our effective income tax rate for all three years was zero percent."  Please revise to provide a reconciliation of the reported amount of income tax expense to what would result from applying the applicable statutory federal income tax rates to pretax income (loss) from continuing operations.  Refer to FASB ASC 740-10-50-12 and Rule 4-08(h)(2) of Regulation S-X.

Note 9 – Stockholders' Equity, page F-20

13.     We note from your disclosure that you issued shares of your common stock to your
        employee benefit plan.  However, we note no disclosure surrounding postemployment
        and/or retirement benefits.  Please advise.

Supplemental Information, page F-26

Proved Developed Reserves, page F-28

14.     We note you provide separate disclosure of proved developed reserves.  FASB ASC 932-
        235-50-4 requires separate disclosure of proved undeveloped oil and gas reserve
        quantities as of the beginning and the end of the year.  Please revise your disclosure
        accordingly.  Refer also to Example 1 in paragraph 932-235-55-2.

Exhibit 99.01

15.     The reserves report discloses the sum of the proved plus probable reserves and the net
        present value discounted at 10% (NPV10) relating to an aggregation of the proved plus
        probable reserve quantities.  Please note the disclosure of aggregated estimates of proved
        and non-proved reserves information does not adhere to the presentation requirements set
        forth under Items 1202(a)(2)(i-vii) of Regulation S-K.  Please obtain and file a revised
        reserves report that only provides such disclosure as an incremental amount by individual
        reserve category (e.g. proved and probable) rather than as the cumulative proved plus
        probable, 2P or P50 amount.

16.     The reserves report discloses additional information such as the proved plus probable
        plus possible (e.g. possible) reserves and the sensitivity of the reserves and NPV10
        amounts to a plus or minus 10% change in gas price.  We note this information relates to
        certain optional disclosures under Items 1202(a)(2)(vi-vii) and 1202(b)(1) of Regulation
        S-K which are not presented in your filing on Form 10-K.  If it is your intent to disclose
        this information, please amend your filing on Form 10-K; otherwise, obtain and file a
        revised reserves report to exclude the presentation of such disclosure information not also
        contained in your filing on Form 10-K.

17.     The reserves report does not include certain disclosures required by Item 1202(a)(8) of
        Regulation S-K.  Please obtain and file a revised report to include the following
        information in order to satisfy your filing obligations:

        • The purpose for which the report was prepared, e.g., for inclusion as an exhibit in
          a filing made with the SEC (Item 1202(a)(8)(i)).
        • For whom the report was prepared, e.g., excluding reference to various outside
          banking institutions (Item 1202(a)(8)(i)).

- The proportion of the registrant's total reserves (by reserve individual reserves category) covered by the report (Item 1202(a)(8)(iii)).
- The volume-weighted average realized prices by product type for the reserves included in the report as part of the primary economic assumptions (Item 1202(a)(8)(v)).
- A discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves (Item 1202(a)(8)(vi)).
- A statement that the third party has used all methods and procedures as it considered necessary under the circumstance to prepare the report (Item 1202(a)(8)(viii)).

For additional information about the scope and content of the third party report, please refer to paragraph 3(e) on page 72 of section IV.B in the Adopting Release contained in the Modernization of Oil and Gas Reporting; Final Rule. The Adopting Release may be found at http://www.sec.gov/rules/final/2008/33-8995.pdf.

Exhibit 99.02

18.    The reserves report states "the reserve classifications used in this evaluation conform to the criteria as defined by the Society of Petroleum Engineers." Please obtain and file a revised reserves report prepared in accordance with the definitions contained in Rule 4-10(a) of Regulation S-X, the general disclosure requirements contained in Regulation S-K, the specific disclosure requirements for the third party report set forth in Items 1202(a)(8)(i-x) of Regulation S-K of the U.S. Securities and Exchange Commission (SEC) and that conforms to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas. For additional information about the scope and content of the third party report, please refer to paragraph 3(e) on page 72 of section IV.B in the Adopting Release contained in the Modernization of Oil and Gas Reporting; Final Rule. The Adopting Release may be found at http://www.sec.gov/rules/final/2008/33-8995.pdf.

19.    We note the qualifications of the technical person of the third party primarily responsible for overseeing the preparation of the third party's reserves estimates are not disclosed. In order to fulfill the requirements set forth in Item 1202(a)(7) of Regulation S-K, please obtain and file an amended reserves report to include the appropriate disclosure or amend the Form 10-K to provide that information on page 26 under "Internal Controls over Reserves Estimates."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.  You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments.  Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant